UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 000-30902

COMPUGEN LTD.

(Translation of registrant’s name into English)

26 Harokmim Street

Holon 5885849, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Compugen Ltd.

On or about August 3, 2026, Compugen Ltd. (the “Company”) took action to distribute copies of its proxy statement to its shareholders and to mail to its shareholders of record a proxy statement for an annual general meeting of shareholders to be held on Thursday, September 10, 2026, at 6:00 PM (Israel time) in Israel.

A copy of the notice of 2026 annual general meeting of shareholders of the Company, proxy statement and proxy card are attached to this Form 6-K as Exhibit 99.1.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File No. 333-295989.

Exhibits

Exhibit
Number	Description of Exhibit

99.1	Notice of 2026 annual general meeting of shareholders of Compugen Ltd., proxy statement and proxy card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 3, 2026	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel